Exhibit 99.1

UTime Limited Reaffirms Current Leadership and Board Composition Following Issuance of Unauthorized Press Release

SHENZHEN, China, Sept. 11, 2025 (GLOBE NEWSWIRE) — UTime Limited (the “Company” or “Utime”) (NASDAQ: WTO), a mobile device manufacturer and technology company, today issued a statement regarding misinformation the Company believes is being put into the market by a former employee and to clarify that UTime’s management and board composition remains unchanged following the unauthorized publication of two press releases put out overnight.

On September 11, 2025, two fraudulent press releases were published – one indicating that the Company’s management and board has resigned and been replaced with a new team and one indicating that the Company’s website address has been changed (the “Unauthorized Press Releases”). Each of these Unauthorized Press Releases is false and may not be relied on. The Company is now taking every action to ensure that the individual behind these publications is unable to make any further disruption.

The Company wishes to advise its shareholders, investors, and the public that the Unauthorized Press Releases were not authorized, reviewed, or approved by the Company’s leadership. Specifically:

●	Mr. Hengcong Qiu remains the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Company and has not resigned.
●	Mr. Minfei Bao remains a Director and has not resigned.
●	No actions have been taken to change the composition of the Company’s Board of Directors.

The current management team remains fully in place. The Board of Directors continues to consist of Messrs. Minfei Bao, Hengcong Qiu, Xiaoqian Jia, Hailin Xie and Yanzhi Wang.

The Company believes the Unauthorized Press Releases were put out by a former employee who had previously managed the Company’s investor relations functions. This action appears to be a deliberate attempt to interfere with the Company’s business operations and stable management.

The Company is taking immediate and decisive actions to rectify this situation, protect the Company’s interests, and ensure the security of its regulatory disclosures. These actions include formally notifying the SEC of previous fraudulent filings made by this individual and notifying the proper authorities to investigate this matter.

The Company is committed to transparency and upholding the highest standards of corporate governance. We appreciate the trust of our shareholders and stakeholders and will provide updates as appropriate.

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The company aims to provide cost-effective products and serves a broad customer base. For more information, visit the Company’s website at utimemobile.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in UTime Limited’s Annual Report on Form 20-F and our other filings made with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact

qhengcong@utimemobile.com

Utime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266